Exhibit 21

The subsidiaries of the registrant, Standard Premium Finance Holdings, Inc, are:

Name of Subsidiary	State of Incorporation
Standard Premium Finance Management Corporation	Florida
Standard Premium Finance Leasing, Inc.	Florida